Material Fact Payment of Dividends and Interest on Capital and Cancellation of Shares Itaú Unibanco Holding S.A. (the “Company”) informs its stockholders, that the Board of Directors has approved, as of this date, the payment1 of: (i) Dividends, in the amount of BRL1.868223 per share, that will be paid on December 19,2025; and (ii) Interest on capital (IoC), in the amount of BRL0.369750 per share, with income tax withheld at a rate of 15%2, resulting in net interest of BRL0.3142875 per share, that will be paid until April 30,2026. These payments will total BRL 23.4 billion, and it will consider the final stockholding position recorded on December 9, 2025 for the calculation. The shares will be traded “ex-rights” as of December 10, 2025. Dividends and interest on capital amounts will be paid equally for common (ITUB3) and preferred (ITUB4) shares. The Company also informs, in addition to the Material Fact published on February 5, 2025, that the Board of Directors has approved, as of this date, the cancellation of 78,850,638 preferred shares, in the amount of R$ 3 billion, without reduction of the subscribed and paid-in share capital. These shares were acquired by the Company through the current Buyback Program and were being held in treasury. As a result of this cancellation, the share capital amounting to BRL 124,063,060,190.00 now comprises 10,705,698,245 book-entry shares with no par value, 5,454,119,395 of which are common shares and 5,251,578,850 are preferred shares, and the resulting changes in the Bylaws will be resolved upon in the next General Shareholders’ Meeting. The Company reinforces its commitment to generating value for shareholders and to transparency in the disclosure of information to the market. If you have any question, please access www.itau.com.br/investor-relations and follow the route: Menu > Investor services > Contact IR. São Paulo (SP), November 27, 2025. Gustavo Lopes Rodrigues Investor Relations Officer 1 In addition to the amounts previously declared for fiscal year 2025. 2 Except for the corporate stockholders able to prove that they are immune or exempt from such withholding.